Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 24 February 2010 of the following transaction by a PDMR:

On 23 February 2010, Mark Reckitt disposed of 5,140 ordinary shares in the capital of the Company at a price of £8.48172 per share following the vesting of shares under the Company’s International Share Award Plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

24 February 2010